March 14, 2008

VIA FEDEX AND EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attention: John Reynolds, Assistant Director

Re:	Hot Topic, Inc.

Form 10-K for the fiscal year ended February 3, 2007

Filed March 28, 2007

File No. 000-28784

Dear Mr. Reynolds:

We are writing in response to additional comments received from the staff of the Commission (the “Staff”) by letter dated February 15, 2008 (the “Comment Letter”) with respect to the Annual Report on Form 10-K for the fiscal year ended February 3, 2007 (the “Form 10-K”) of Hot Topic, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) on March 28, 2007. The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.

Staff Comments and Company Responses

Executive Compensation

1.	We note your response to comment two of our letter dated February 11, 2008, and we reissue the comment. While the 2007 proxy statement discusses certain performance measures, the company has not provided quantitative disclosure of the terms of the necessary targets to be achieved for your named executive officers to earn their cash bonuses and performance share awards. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide us a supplemental analysis as to why it is appropriate to omit these targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K. The supplemental analysis should be based upon the 2007 proxy statement. In addition, supplementally advise us whether the company’s targets for the fiscal year ended February 3, 2007 are expected to be materially different from those of February 3, 2008. To the extent that it is appropriate to omit specific targets, please advise us of the disclosure the company will provide pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

United States Securities and Exchange Commission

March 14, 2008

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The Company acknowledges the Staff’s comment and respectfully submits that it believes it is appropriate to omit disclosure of the specific quantitative terms of the performance targets for the Company’s fiscal 2006 and fiscal 2007 cash bonuses and performance share awards pursuant to Instruction 4 to Item 402(b) of Regulation S-K, which provides that the Company need not disclose such specific quantitative terms if such disclosure would result in competitive harm to the Company. Instruction 4 further provides that the standard used in determining whether such disclosure would cause competitive harm is the same standard applicable to requests for confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Rule 406 of the Securities Act of 1933, as amended, and Rule 24b-2 of the Securities Exchange Act of 1934, as amended, each of which incorporates the criteria for non-disclosure when relying upon “exemption 4” of the Freedom of Information Act (“FOIA”) and Rule 80(b)(4) thereunder.

Courts have construed exemption 4 and provided guidance regarding the scope of the exemption in several cases. One of the principal cases is Gulf & Western Indus., Inc. v. United States, 615 F.2d 527 (D.C. Cir. 1979), in which the Court of Appeals for the District of Columbia Circuit (the “D.C. Circuit”) affirmed a district court ruling that the Government was entitled to withhold certain documents from the disclosure requirements of FOIA pursuant to exemption 4. In that case, the court held that for information to fall within exemption 4, “the information must be (1) commercial or financial, (2) obtained from a person outside the government, and (3) privileged or confidential.” Id. at 529 (citing National Parks and Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). The information being sought in that case met the first two requirements because it related to the business of Norris Industries, Inc., a third party defense contractor (“Norris”). Id. at 529. In determining whether the such information was entitled to confidential treatment, the court, citing Morton, held that “[i]nformation is privileged or confidential if it is not the type usually released to the public and is of the type that, if released to the public, would cause substantial harm to the competitive position of the person from whom the information was obtained.” Id. at 530 (citing Morton, 498 F.2d at 770). The D.C. Circuit further held:

In order to show the likelihood of substantial competitive harm, it is not necessary to show actual competitive harm. Actual competition and the likelihood of substantial competitive injury is all that need be shown.

Id. at 530 (citing National Parks and Conservation Association v. Kleppe, 547 F.2d 673 (D.C. Cir. 1976)).

The court ultimately affirmed the district court’s ruling that the Government was entitled to withhold the information being sought because it found that disclosure of such information would allow Norris’s competitors to calculate accurately its future bids and its pricing structure from the withheld information. Id. According to the court, such information should remain confidential because it was not “of the type normally released to the public” and that “substantial competitive harm” would be caused if it were disclosed. Id.

In Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 975 F.2d 871 (D.C. Cir. 1992), the D.C. Circuit, in an en banc decision, re-affirmed the long-standing two-part exemption 4 confidentiality test that was first articulated in Morton, supra, and on which the Gulf

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March 14, 2008

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& Western court based its decision. Id. at 872. Under the Morton test, any financial or commercial information is confidential for the purposes of exemption 4 if “disclosure would be likely either ‘(1) to impair the Government’s ability to obtain necessary information in the future; or (2) to cause substantial harm to the competitive position of the person from whom the information was obtained.” Critical Mass, 975 F.2d at 878 (quoting Morton, 498 F.2d at 770). While government interest is unlikely to be implicated where the production of information is compelled, competitive interest remains a threat to the business of the person from whom the information is sought.

The Company believes that, as elaborated more fully below, the specific quantitative terms of the performance targets referred to in the Staff’s comment are exempted from disclosure under exemption 4 because they meet all three requirements referred to above: the information (1) is commercial or financial; (2) was obtained from a person outside of the government and (3) is “confidential,” as defined by the D.C. Circuit in Gulf & Western. For all of the reasons set forth herein, such information is “not of the type normally released to the public,” and “substantial competitive harm” to the Company would be caused were it to be disclosed.

Two elements of the Company’s fiscal 2006 and fiscal 2007 compensation structure are based upon the achievement of specific quantitative performance targets: cash bonuses and performance share awards. The performance targets were not materially different between the two fiscal years, and the following table summarizes the general nature of the performance targets for each element and each fiscal year for the named executive officers identified below:

United States Securities and Exchange Commission

March 14, 2008

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Performance Target[1]
	Fiscal 2006[2]		Fiscal 2007[3]
	Cash Bonus	Performance Share Award	Cash Bonus[4]	Performance Share Award
Elizabeth McLaughlin Chief Executive Officer	• 70% Hot Topic Divisional Incremental Operating Income • 30% Torrid Divisional Operating Results	• 100% Fiscal 2008 Companywide Operating Income	• 70% Hot Topic Divisional Operating Income • 30% Torrid Divisional Operating Income	• 100% Fiscal 2009 Companywide Operating Income

Gerald Cook President, Hot Topic, Inc.	• 70% Hot Topic Divisional Incremental Operating Income • 30% Torrid Divisional Operating Results	• 100% Fiscal 2008 Companywide Operating Income	• 70% Hot Topic Divisional Operating Income • 30% Torrid Divisional Operating Income	• 100% Fiscal 2009 Companywide Operating Income

Christopher Daniel President, Torrid	• 100% Torrid Divisional Operating Results	• 100% Fiscal 2008 Companywide Operating Income	• 30% Hot Topic Divisional Operating Income • 70% Torrid Divisional Operating Income	• 100% Fiscal 2009 Companywide Operating Income

[1]	The performance targets for both the cash bonuses and performance share awards range from a minimum (or threshold) payout level to a maximum payout level, with a target payout level in between.

[2]

Represents cash bonuses eligible to be earned in fiscal 2006 and paid in fiscal 2007 and performance share awards granted in fiscal 2006, each reported in the Company’s 2007 proxy statement (only Messrs. Cook, Daniel and McGinty were actually awarded such cash bonuses).

[3]	Represents cash bonuses eligible to be earned in fiscal 2007 and paid in fiscal 2008 and performance share awards granted in fiscal 2007, each to be reported in the Company’s 2008 proxy statement.

[4]

For named executive officers other than Ms. Comfort and Mr. Daniel, no fiscal 2007 cash bonuses will be paid unless minimum divisional operating income targets for both Hot Topic and Torrid are achieved, even if the performance target for one of those divisions is met. For Mr. Daniel, no fiscal 2007 cash bonus will be paid unless minimum Torrid divisional earnings per share targets are achieved, even if the performance targets in the table above are met.

United States Securities and Exchange Commission

March 14, 2008

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Performance Target[1]
	Fiscal 2006[2]		Fiscal 2007[3]
	Cash Bonus	Performance Share Award	Cash Bonus[4]	Performance Share Award
Maria Comfort Chief Merchandising Officer, Hot Topic	• 100% Hot Topic Divisional Incremental Operating Income	• 100% Fiscal 2008 Companywide Operating Income	• 100% Hot Topic Divisional Operating Income	• 100% Fiscal 2009 Companywide Operating Income

James McGinty Chief Financial Officer	• 70% Hot Topic Divisional Incremental Operating Income • 30% Torrid Divisional Operating Results	• 100% Fiscal 2008 Companywide Operating Income	• 70% Hot Topic Divisional Operating Income • 30% Torrid Divisional Operating Income	• 100% Fiscal 2009 Companywide Operating Income

The Company believes that disclosing the specific quantitative terms of the performance targets referenced above would cause competitive harm to the Company and would be of relatively little value to investors’ understanding of the Company’s compensation policies and practices.

The cash bonus performance targets are based upon specific operating results for the Company’s Hot Topic and Torrid divisions. The divisional operating income of Hot Topic and Torrid is not disclosed in any of the Company’s public filings due to the fact that the Company reports in a single segment.1 Therefore, these financial metrics are not reflected in the Company’s historical financial statements and are not otherwise publicly available. Disclosure of such metrics, even on a historical basis, would provide the Company’s competitors with valuable insight into how the Company generally models its future divisional operating income at the beginning of each fiscal year. Although the historical divisional operating income targets are no longer directly relevant to the Company’s current financial expectations, competitors could use the Company’s prior divisional operating income targets, combined with other publicly available information such as past operating income and business results, to predict with greater accuracy how the Company likely modeled its current divisional operating income goals and expectations at the beginning of the current year. Armed with this information, the Company’s competitors could focus their own resources, financial plans and strategies in order to compete more effectively with the Company. For example, competitors could direct sales and marketing efforts to the customers or markets that the divisional operating income targets indicate the Company is focused on, thereby competing more effectively with the Company. In addition, such competitors could enhance their market research efforts in markets the Company

[5]

In 2006, the Commission reviewed the Company’s reporting principles with respect to the Hot Topic and Torrid divisions and agreed with the Company’s analysis that it is appropriate to report in a single segment given the similarities of the economic characteristics of the two divisions.

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March 14, 2008

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has targeted in an attempt to bring relevant products to market before the Company. The performance share award performance targets are based upon specific Companywide operating income results for fiscal 2008 and fiscal 2009. These financial metrics are forward-looking targets that are dependent upon the Company’s internal and confidential development planning and financial modeling. Disclosure of such metrics would provide the Company’s competitors with valuable insight into the Company’s financial model, its expectations regarding future product costs and its sales and pricing strategy. These competitors could use such insight to, among other things, price competing products below levels at which the Company believes it will be able to price its products and focus their own resources to more effectively compete with the Company. Moreover, the Company’s suppliers could use these forward-looking targets to negotiate more effectively with the Company on pricing terms. If the Company was unable to negotiate favorable terms with its suppliers, its stockholders would be adversely affected.

While disclosure of the Company’s specific performance targets regarding divisional operating income and fiscal 2008 and fiscal 2009 operating income would be useful to the Company’s competitors, such disclosure would be of relatively little value and therefore not material to an investor’s understanding of the Company’s compensation policies and decisions regarding the Company’s named executive officers. Disclosure of the specific divisional operating income targets would be of little additional value to investors, who have access to the Companywide operating income and other financial results in prior years, as well as the Company’s disclosure regarding the extent to which the prior year’s financial goals were achieved. In addition, as discussed below, investors will now be provided with additional detail regarding the general nature of the performance targets, including information similar to that provided in the above table regarding the divisional targets, the allocation between divisions for particular named executive officers and the additional conditions (described in footnote 4 to the table) that must be satisfied prior to any cash bonus being paid to certain named executive officers. Moreover, also as discussed below, the Company will include additional detail regarding the level of difficulty associated with achieving the performance targets. This additional information provides the critical information necessary for an investor to assess the Company’s compensation policies, without placing the Company in a marginalized position with respect to its competitors by disclosing the actual divisional targets. Disclosure of the forward-looking fiscal 2008 and fiscal 2009 Companywide operating income targets would also be of little value to an investor’s understanding of the Company’s compensation policies. On the contrary, disclosure of such forward-looking targets would actually be misleading to investors and may be misconstrued as the Company’s financial guidance on future performance. There is no guarantee that the Company will meet such targets as they represent aspirational amounts. Again, the additional information discussed below that the Company will provide will be far more valuable to an understanding of the Company’s compensation practices than the disclosure of forward-looking targets that would place the Company in a competitively compromised position.

As noted above, the Company will provide additional detail in future filings regarding the general nature of the performance targets, including information similar to that provided in the above table regarding the existence of the divisional targets, the allocation between divisions for particular named executive officers, and the need to achieve threshold financial targets for both divisions prior to any cash bonus being paid to certain named executive officers. In addition, the Company will also disclose the specific Companywide operating income targets with respect to

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March 14, 2008

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the performance share award targets after the line item(s) corresponding to such targets that have been reported in the Company’s historical financial statements. Moreover, the Company will include greater detail regarding the level of difficulty associated with achieving the performance targets. For example, the Company will indicate that the divisional operating results targets for the fiscal 2006 and 2007 cash bonuses, and the fiscal 2008 and 2009 Companywide operating income targets for the performance share awards granted in fiscal 2006 and 2007, were originally designed to be challenging but attainable (i.e., viewed by the Company as the target payout level being achievable less than 50% of the time). The Company will also disclose, consistent with the disclosure in its 2006 and 2007 proxy statements, that the minimum payout levels for its fiscal 2004 and 2005 cash bonuses were not met, and that for the fiscal 2006 cash bonuses, a payout level between the target payout level and the maximum payout level for the Torrid division was met, but the minimum payout level for the Hot Topic division was not met. The Company will provide similar disclosure for the fiscal 2007 cash bonuses, and will also disclose that it currently does not expect that the minimum payout levels for the fiscal 2008 and fiscal 2009 Companywide operating income targets set forth for the performance share awards will be met.

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United States Securities and Exchange Commission

March 14, 2008

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The Company respectfully requests the Staff’s assistance in completing the review of the Company’s response as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response letter to me at (626) 839-4682.

Sincerely,

/s/ James McGinty
James McGinty
Chief Financial Officer
Hot Topic, Inc.

Enclosures

cc:	Pamela Howell, Securities and Exchange Commission

Dana Brown, Securities and Exchange Commission

Elizabeth McLaughlin, Hot Topic, Inc.

Steffani Stevens, Hot Topic, Inc.

Jason L. Kent, Cooley Godward Kronish LLP

Charles J. Bair, Cooley Godward Kronish LLP